Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261

Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	T (804) 771.5700 F (804) 771.5777

December 16, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Amendment No. 10, Registration Statement on Form S-1/A

Filed on December 16, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”), we are submitting herewith Amendment No. 10 to TBET’s Registration Statement on Form S-1/A. The salient changes in Amendment No. 10 are as follows:

•	A handful of changes to Exhibit 1.1, the Form of Placement Agent Agreement, to address concerns raised with underwriter’s counsel by FINRA;
•	Changes of the offering termination date of January 31, 2011 in the registration statement, Exhibit 1.1 and Exhibit 1.20 (form of escrow agreement); and
•	Updated exchange rate information.

Three copies of Amendment No. 10 showing changes made from Amendment No. 9 are enclosed with the hard copy of this letter to facilitate the Commission’s review.

TBET is eager to complete the registration process. Thank you in advance for your assistance.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.